UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  October 6, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: October 6, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                                                 Date: October 6, 2010
10-49-TR

Teck and Canadian Pacific Announce
10-Year Agreement for Westbound Coal Exports

Calgary, AB and Vancouver, BC –– Canadian Pacific Railway Limited (TSX/NYSE: CP) and Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today a 10-year agreement to transport Teck’s steelmaking coal from its five mines in southeast BC to Vancouver area ports.

“This agreement gives Teck the certainty we need to realize our growth strategy in coal and to deliver our increased production on a timely basis to our key markets,” said Don Lindsay, Teck President and CEO.

The agreement reflects the companies’ commitment to work together to achieve growth in the volume of coal shipped through a range of economic and marketplace dynamics and provides for flexibility over the long term.  The agreement provides for investments by CP that enhance coal handling capacity to provide for Teck’s volume growth.

“CP is delighted to have participated in the creation of a unique and collaborative agreement that sets the foundation for the next decade,” said CP President and CEO, Fred Green.  “Our ongoing dialogue has provided new and deeper insight into Teck’s growth objectives. Importantly, the agreement provides the stability and confidence to grow our business and enhance this world class supply chain for our mutual benefit.”

This is a confidential agreement which commences April 1, 2011.

Forward-Looking Statements – Teck Resources
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario).  Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur, or be achieved.  Forward-looking statements include statements regarding Teck’s growth strategy in coal and Teck’s ability to deliver increased production as well as proposed investments by CP to enhance coal handling capacity.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, operational difficulties including those caused by inclement weather, changes in conditions in the steel or seaborne steelmaking coal markets, unplanned disruptions in production or transportation, changes in general economic conditions, permitting issues or changes in laws or regulations, failures in performance by contractual counterparties, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission.  Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Forward-Looking Statements – Canadian Pacific Railway
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects.  Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, CP's forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.

There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release.  These more specific factors are identified and discussed elsewhere in this news release with the particular forward-looking statement in question.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 1,100 communities where we operate. Our combined ingenuity makes Canadian Pacific a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you.

Contacts:

Media Canadian Pacific Mark Seland 403.540.7178	Investment Community Canadian Pacific Don Campbell 403.319.7997

Media Teck Marcia Smith 604.699.4616	Investment Community Teck Greg Waller 604.669.4014